U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                              SEC File No.: 0-15385

                              CUSIP No.: 682411202


(Check One):
Form 10-K _X_  Form 20-F ___  Form 11-K ___  Form 10-Q ___  Form N-SAR ___

                       For Period ended: February 1, 2003.

                        ___ Transition Report on Form 10-K
                        ___ Transition Report on Form 20-F
                        ___ Transition Report on Form 11-K
                        ___ Transition Report on Form 10-Q
                        ___ Transition Report on Form N-SAR

     For the Transition Period Ended: _____________________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
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              Nothing in this form shall be construed to imply that
                   the Commission has verified any information
                                contained herein.

             If the notification relates to a portion of the filing
          checked above, identify the Item(s) to which the notification relates:_________________________

PART I - REGISTRANT INFORMATION

                         One Price Clothing Stores, Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable

                Highway 290, Commerce Park, 1875 East Main Street
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            Address of Principal Executive Office (Street and Number)

                          Duncan, South Carolina 29334
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                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; _X_
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. _X_
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. ___

 PART III- NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         One Price Clothing Stores, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended February 1, 2003 in the prescribed time period because more time is required for the officers responsible for preparing the report to complete a thorough, accurate and fully certified report pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification:


             Grant H. Gibson, Esq.              (864) 433-8888
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                    (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes _X_ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ___ No ___

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         ONE PRICE CLOTHING STORES, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 2, 2003                       By: /s/Leonard M. Snyder
                                            ------------------------------------
                                            Leonard M. Snyder
                                            Chairman and Chief Executive Officer




                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).